Alamos Gold Inc.	Suite 1503, 110 Yonge Street Toronto, Ontario Canada M5C 1T4 Telephone: (416) 368-9932 1-866-788-8801 Website: www.alamosgold.com Trading Symbol: TSX:AGI

Monday, November 14, 2005	For Immediate Release

Alamos Gold Reports Third Quarter 2005 Financial Results &

Progress on Development and Exploration Activities

Toronto, Ontario - Alamos Gold Inc. (Alamos) (TSX:AGI) announces results of operations and updates progress on mine development at Mulatos and exploration activities within its Salamandra group of concessions.

All figures in United States dollars unless otherwise stated.

Highlights Third Quarter 2005:

During the three months ended September 30, 2005, Alamos:

•

Poured its first gold dore bar on July 22 weighing in at 3.65 kg (117 ounces);

•

Produced 2,130 ounces of gold in dore and sold 1,000 ounces of refined gold for $440,913;

•

Delivered 377,000 tonnes of uncrushed run-of-mine ore grading 1.1 grams per tonne (g/t) to the leach pad;

•

Incurred expenditures of $6.6 million on mine development at the Mulatos Project and $8.5 million on plant and mining equipment;

•

Incurred exploration and development expenditures of: $0.5 million on exploration at El Salto/Mina Vieja zones adjacent to the Phase I Estrella Pit, $0.6 million on Escondida/El Victor zone underground drift development, and $0.3 million on exploration activities and drilling at El Jaspe, El Realito and Los Bajios;

•

Secured a $10 million revolving credit facility;

•

Incurred a net loss of $2.0 million ($.03 per share).

Subsequent to quarter end Alamos:

•

Entered into a letter agreement to dispose of the La Fortuna property in exchange for consideration valued at approximately $1.7 million and a 1% net smelter royalty (“NSR”).

Results of Operations

Loss for third quarter 2005 was $2.0 million ($0.03 per share) compared with $0.4 million for the comparable period in 2004 ($0.01 per share). Loss for the nine months ended September 30, 2005 was $5.4 million ($0.07 per share) compared with $2.3 million in 2004 ($0.04 per share). Results for the third quarter included initial gold production from the Estrella Pit at its Mulatos gold mine located in Sonora, Mexico. Alamos is not operating at commercial rates nor does it anticipate doing so until first quarter 2006.

Alamos commenced mining operations on a run-of-mine basis at the Estrella Pit, loading 377,000 tonnes of ore grading 1.1 g/t on the leach pad. Crushing and conveying operations at the feasibility rate of 10,000 tonnes of ore per day will not commence until after crusher and conveyer assembly in December 2005. Ore to the leach pad came from the Estrella Pit at a planned waste-to-ore ratio of 5.4:1 and from colluvial material from the base of the Estrella deposit. Waste was hauled to the conveyer site to provide fill for final grading. The gold recovery plant operated routinely to recover 2,130 ounces gold in dore in the quarter, of which 1,000 ounces was refined and sold for proceeds of $440,913; there was no production revenue for the comparable periods in 2004.

Unit operating costs per tonne of ore and per ounce of production were significantly higher than that which Alamos expects to achieve when the crusher/conveyer systems are completed and throughput is at the design rate. Factors adversely affecting unit costs for the quarter included a higher than feasibility level waste-to-ore ratio as waste was given priority as a source of construction fill for the conveyor route. In addition, longer haul distances were experienced in the quarter and will continue until the conveyer system is completed in December 2005. The cash costs incurred to produce the first 1,000 ounces of refined gold sold was $299.69 per ounce.

Corporate and administrative costs were $0.5 million for third quarter 2005 ($0.5 million for the same period in 2004) and $2.2 million for the nine months ended September 30, 2005 (2004: $1.6 million). Other significant expenses and costs for the third quarter included interest expense ($587,388), accretion expense ($412,746) and financing costs ($113,867) mainly relating to the February 2005 convertible debenture issue, partially offset by interest income ($218,404) earned on Alamos’ cash balances. Alamos also incurred a foreign exchange loss in the quarter of $579,246 mainly attributable to its convertible debenture liability, which is denominated in Canadian dollars. There was no stock based compensation cost recorded in third quarter 2005.

Capital Resources and Liquidity

Alamos had $16.7 million cash on hand at the end of September 30, 2005, plus an additional $1.2 million from which to pay accrued interest on the convertible debenture due February 15, 2006. Excluding these items, its working capital position was $11.0 million. Alamos had $5.2 million in amounts receivable represented mainly by value added taxes recoverable in Mexico, which Alamos expects will be recovered in fourth quarter 2005. Inventory of $3.5 million represents the cost incurred for in-process gold production, as ore in stockpiles, on the leach pad or gold/silver dore awaiting refining. Alamos anticipates that there will be additional working capital requirements for in-process costs as the company ramps up production in fourth quarter 2005 and first quarter 2006.

At September 30, 2005 the estimated cost to complete Mulatos Phase I construction was less than $17 million, most of which will be spent in fourth quarter 2005. In addition, Alamos has also committed to acquiring up to nine new and used 100-ton haul trucks, of which an additional amount of $5.7 million remains to be spent. A portion of the truck purchase is anticipated to be funded through asset-based financing. Alamos plans to finance mine construction, in-process inventory costs (until gold production operates at a break-even level), and additional mine capacity by utilizing its cash position, $10 million line of credit and periodic gold sales.

Development at Mulatos Project

Most essential development work at Mulatos, including the crusher/conveying system and enlarging the leach pad area will be completed in fourth quarter 2005. The budget for construction was $73 million. Based on the scope of work prescribed by the feasibility study, costs incurred at the end of September 2005 were $61 million out of a projected cost to complete of approximately $78 million. Most areas of construction, after allocations from contingency, were near budget levels except for the crusher/conveyer, which was used when acquired and required additional refurbishing.

Exploration

Exploration focused on the El Salto/Mina Vieja infill and step-out drilling to develop additional reserves adjacent to the Estrella Pit. Results were recently released showing growth in estimated measured and indicated resources. Approximately 1,100 meters of underground development drifting through mineralized zones with excellent continuity has been completed in the Escondida-El Victor areas. A core rig is currently drilling from underground with 1,035 meters completed to date. A second underground rig is scheduled to arrive in the fourth quarter. Regional exploration work continued at El Jaspe and Los Bajios targeting newly identified mineralization. There are currently three drill rigs on site.

Outlook

Alamos is well positioned to commence commercial operations at Mulatos in the first quarter of 2006. It has recently announced resource additions adjacent to the Estrella Pit at El Salto/Mina Vieja and expects to add resource and reserve ounces at Escondida and El Victor as a result of the underground drill program currently

underway. Alamos is also conducting extensive exploration work on its 21,300 hectare Salamandra group of concessions where   nine project areas have been identified for follow-up work.

Interim Financial Statements for September 30, 2005 are attached to this release, which should be read in conjunction with Notes to the Financial Statements and Management’s Discussion and Analysis for third quarter of 2005 which is filed by Alamos at www.sedar.com.

Conference call - Release of Financial Information

Financial results for the period ended September 30, 2005 will be released on or before November 14, 2005. Alamos will host a conference call to discuss operating and exploration results on Tuesday, November 15, 2005 at 8:00 am PST/11:00 a.m. EST.

You may access the call by calling the operator at 416-695-6120 or toll free 1-800-766-6630 prior to the scheduled start time. A playback version of the call will be available for one week after the call at 416-695-5275 or North America toll free 1-888-509-0082.

Alamos’ common shares are traded on the Toronto Stock Exchange under the symbol “AGI” and convertible debentures under the symbol AGI.DB”.

FOR FURTHER INFORMATION PLEASE CONTACT:

John A. McCluskey	Victoria Vargas
President and Chief Executive Officer	Investor Relations
Tel: 416-368-9932 x203 Toll-free: 1-866-788-8801	Tel: 416-368-9932 x201 Toll-free: 1-866-788-8801
Email: vvargas@alamosgold.com

__________________________________________________________________________________________

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statement in this release that are forward-looking, including statements relating to the future recovery of the Mulatos mine, are subject to various risks and uncertainties concerning the specific factors identified about in the Company’s periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

ALAMOS GOLD INC.

CONSOLIDATED BALANCE SHEETS

(Stated in United States dollars)

(Unaudited - prepared by management)

	September 30	December 31
	2005	2004

A S S E T S
Current Assets
Cash and cash equivalents	$ 16,728,593	$ 13,127,463
Restricted cash	1,210,860	-
Short-term investments	-	15,000,000
Unrealized gains on foreign exchange contracts	1,204,491	-
Amounts receivable	5,191,451	112,117
Advances and prepaid expenses	4,356,672	1,733,284
Inventory	3,506,499	-
	32,198,566	29,972,864

Deferred financing charges	1,323,606	-
Property, plant and equipment	81,874,960	43,900,941
Undeveloped mineral properties	3,412,025	2,005,229
	$118,809,157	$ 75,879,034

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities	3,245,179	943,319
Convertible debentures	33,055,052	-
Asset retirement obligations	373,000	50,000

S H A R E H O L D E R S’ E Q U I T Y

Share capital	87,511,605	86,170,028
Warrants	265,000	-
Convertible debentures	9,983,025	-
Contributed surplus	2,955,036	1,877,036
Deficit	(18,578,740)	(13,161,349)
	82,135,926	74,885,715
	$118,809,157	$ 75,879,034

See notes to consolidated financial statements

ALAMOS GOLD INC.

Consolidated Statements of Operations and Deficit

(Stated in United States dollars) (unaudited)

	For the three months ended		For the nine months ended
	September 30		September 30
	2005	2004	2005	2004
OPERATING REVENUES
Gold sales	$ 440,913	$ -	$ 440,913	$ -
OPERATING EXPENSES
Mining and processing	299,693	-	299,693	-
Amortization	84,063	16,851	200,723	43,907
Accretion of asset retirement obligations	4,000	-	9,000	-
Administrative and corporate expenses	530,675	465,718	2,213,534	1,617,769
Stock based compensation	-	-	927,000	551,965
	918,431	482,569	3,649,950	2,213,641
LOSS FROM OPERATIONS	(477,518)	(482,569)	(3,209,037)	(2,213,641)
FINANCIAL REVENUES AND EXPENSES
Interest income	218,404	63,422	823,098	128,770
Interest expense	(587,388)	(64,257)	(1,205,102)	(193,593)
Financing costs	(113,867)	-	(201,832)	-
Accretion of convertible debenture discount	(412,746)	-	(866,083)	-
Foreign exchange (loss) gain	(579,246)	82,946	(758,435)	(16,540)
	(1,952,361)	(400,458)
Loss for the period			(5,417,391)	(2,295,004)
Deficit, beginning of the period	(16,626,379)	(11,283,671)	(13,161,349)	(9,389,125)

Deficit, end of the period	$(18,578,740)	$(11,684,129)	$(18,578,740)	$(11,684,129)

Loss per share	$ (0.03)	$ (0.01)	$ (0.07)	$ (0.04)

See notes to consolidated financial statements

ALAMOS GOLD INC

Consolidated Statements of Cash Flows

(Stated in United States dollars) (unaudited)

	For the three month period		For the nine month period
	ended September 30		ended September 30
Cash (used for) provided by:	2005	2004	2005	2004

Operating Activities
Loss for the period	$(1,952,361)	$(400,458)	$(5,417,391)	$ (2,295,004)
Adjustments for items not involving cash:
Amortization	84,063	16,851	200,723	43,907
Accretion of asset retirement obligations	4,000	-	9,000	-
Foreign exchange (gain) loss on debenture	1,578,258	-	1,984,016	-
Unrealized gain on foreign exchange contracts	(1,204,491)	-	(1,204,491)	-
Accretion of debenture discount	412,746	-	866,083	-
Amortization of deferred financing costs	113,867	-	214,867	-
Foreign exchange gain on note payable	-	122,000		60,388
Stock-based compensation	-	-	927,000	551,965
	(963,918)	(261,607))	(2,420,193)	(1,638,744)
Changes in non-cash working capital components:
Amounts receivable	361,063	(130,892)	30,899	(167,859)
Inventory	(2,319,897)	-	(2,865,989)	-
Prepaid expenses	(88,587)	(115,618)	(65,900)	(123,486)
Accounts payable and accrued liabilities	(836,284)	92,477	18,203	(207,620)
	(3,847,623)	(415,640)	(5,302,980)	(2,137,709)
Investing Activities
Short-term investments	-	-	15,000,000	-
Contractor advances and deposits	(158,373)	(625,569)	(2,557,488)	(999,505)
Undeveloped mineral properties	(453,983)	(266,080)	(1,406,796)	(268,353)
Property, plant and equipment	(16,095,188)	(6,432,453)	(40,997,849)	(14,041,618)
	(16,707,544)	(7,324,102)	(29,962,133)	(15,309,476)
Financing Activities
Proceeds from issuance of convertible debentures	-	-	40,306,300	-
Deferred financing costs	26,211	(245,000)	(1,689,473)	(245,000)
Proceeds from the issue of common shares	248,349	5,970,926	1,341,577	28,373,490
	274,560	5,725,926	39,958,404	28,128,490
Restricted cash	1,262,853	681,347	(1,092,161)	681,347
Net (decrease) increase in cash and cash equivalents	(19,017,754)	(1,332,469)	3,601,130	11,362,652
Cash and cash equivalents - beginning of period	35,746,347	21,676,696	13,127,463	8,981,575
Cash and cash equivalents - end of period	$16,728,593	$20,344,227	$16,728,593	$20,344,227

See notes to consolidated financial statements

ALAMOS GOLD INC.

CONSOLIDATED STATEMENTS OF UNDEVELOPED MINERAL PROPERTIES

(Stated in United States dollars) (unaudited)

	December 31, 2003	Expenditures 2004	December 31, 2004	Expenditures September 30, 2005	September 30, 2005
Active Projects
Drilling	-	$ 534,457	$ 534,457	$ 412,285	$ 946,742
Assaying	-	127,166	127,166	56,920	184,086
Geology	-	86,789	86,789	101,250	188,039
Administration	-	113,449	113,449	15,474	128,923
Equipment	-	18,170	18,170	46,058	64,228
Underground development	-	-	-	670,799	670,799
Other costs	-	114,560	114,560	104,010	218,570
	-	994,591	994,591	1,406,796	2,401,387

Inactive Project
La Fortuna Property
Acquisition	295,300	-	295,300	-	295,300
Exploration:
Analytical	28,714	-	28,714	-	28,714
Field work and supplies	347,776	-	347,776	-	347,776
Geological	226,336	-	226,336	-	226,336
Claims maintenance	75,043	2,273	77,316	-	77,316
Travel and accommodation	35,196	-	35,196	-	35,196
	1,008,365	2,273	1,010,638	-	1,010,638
	$1,008,365	$996,864	$2,005,229	$1,406,796	$3,412,025

See notes to consolidated financial statements